Exhibit 99.6

American Support Improves Sales and Efficiency with NICE Cloud-
Based WFM as Part of Five9 Solution

NICE Workforce Management enables American Support to deliver improved customer experience while reducing costs

PARAMUS, New Jersey, Feb. 22, 2016 – NICE Systems, (NASDAQ: NICE) and Five9 Inc. (NASDAQ: FIVN), announced today that American Support is using NICE Workforce Management (WFM) in the Cloud as part of their Five9 cloud implementation. The U.S.-based call center outsourcer implemented the solution for over 500 seats to improve sales and operational efficiency for their clients as a replacement to its outdated, on premise WFM system.

In addition to NICE WFM, American Support implemented NICE Express Messenger, which automates the time-consuming task of communicating schedule changes to agents and their supervisors, and transmits last minute schedule changes to their cell phone and/or home e-mail address when they are out of the office. With less administrative work, workforce managers and contact center supervisors can focus on managing their day-to-day operations, instead of dealing with relaying schedule changes.

As part of their cloud strategy, American Support leverages Five9 to deliver everything needed to connect customers to agents in any channel, including phone, web, chat, email, mobile apps and social media. Five9 provides a full end-to-end solution with sophisticated management applications such as Supervisor Desktop to monitor and coach agents, real-time and historical reporting, recording, workforce management, quality monitoring, and out-of-the-box and custom CRM integrations.

Seamlessly integrated with the Five9 platform, NICE WFM enables American Support to deliver an improved customer experience from the call center, while meeting their service levels for their clients.

Matt Zemon, President and CEO of American Support:
“The NICE Workforce Management solution hosted in the cloud provides our team with an easy user experience and is ideal for our forecasting and scheduling needs, and the support provided by Five9 has ensured a stable and cost-effective deployment in the cloud. In addition, the agility provided by a cloud solution supports our growth and allows us to scale while reducing overall capital spending. By taking this step, we will be able to improve customer experience while gaining additional operational efficiency.”

Tom Dziersk, President, NICE Americas:
“This is a great example of how cloud-enabled collaboration with Five9 is helping companies large and small leverage market-leading workforce management. We are delighted to see American Support benefitting from an easier user experience and lower capex with the NICE/Five9 solution.”

Mike Burkland, President and CEO, Five9:
“We are happy to enhance support for an enterprise business with NICE to deliver a platform that can integrate easily with existing technologies. The Five9 software provides an end-to-end solution for companies, such as American Support, to enhance their customer engagement and improve the operational efficiency of the business.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statement by Mr. Dziersk, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

About Five9 Inc.
Five9 is a leading provider of cloud software for the enterprise contact center market, bringing the power of the cloud to thousands of customers and facilitating approximately three billion customer interactions annually. Since 2001, Five9 has led the cloud revolution in contact centers, helping organizations transition from legacy premise-based solutions to the cloud. Five9 provides businesses reliable, scalable, secure and compliant cloud contact center software designed to create exceptional customer experiences, increase agent productivity and deliver tangible business results. For more information visit www.five9.com.

Company Contact:
Gabrielle Targosz, +1 925 403 1199, gabrielle.targosz@five9.com

About American Support
Since 1989 American Support has delivered exceptional inbound and outbound telesales results.  With three US-based contact centers and highly trained virtual agents across the country, American Support’s clients can count on consistent sales performance.  American Support is proud to be creating jobs here at home and is specifically focused on hiring veterans and military spouses whenever possible. For more information, visit www.americansupport.com.